Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-118782 on Form S-4 of our report dated March 8, 2004 (August 26, 2004 as to Notes 21 and 22; February 4, 2005 as to Note 19 and the effects of Note 23), which expresses an unqualified opinion and includes explanatory paragraphs relating to the change in the method of accounting for goodwill and other intangible assets in 2002 and restatement of the statements of operations for each of the three years in the period ended December 31, 2003 as described in Note 23, relating to the financial statements and financial statement schedule of Itron, Inc. appearing in the Amended Annual Report on Form 10-K/A of Itron, Inc. for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Seattle, Washington

February 4, 2005